Exhibit 5.2

CONSENT OF Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form F-10 of Elemental Altus Royalties Corp. of our reports dated March 12, 2025, to the directors and shareholders of EMX Royalty Corporation relating to the consolidated financial statements of financial position as of December 31, 2024 and 2023, and the consolidated financial statements of loss, cash flows, and shareholders’ equity, for each of the years ended December 31, 2024 and 2023, and the effectiveness of internal control over financial reporting, as of December 31, 2024.

We also consent to the references to us under the headings “Documents Filed as Part of the Registration Statement” and “Auditors, Transfer Agent and Registrar” in such registration statement

/s/ Davidson & Company LLP

Chartered Professional Accountants

Vancouver, Canada

October 22, 2025